OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Gab AI Inc

1200 E Parmer Lane
Apt 130
Austin, TX 78753

https://gab.ai/



9090 shares of Common Stock

THE OFFERING

Company	Gab AI Inc
Corporate Address	PO Box 270116 Austin, Texas 78727, USA
Description of Business	Telecommunications and social networking services, namely, providing live-streaming of video, online chat rooms, and electronic bulletin boards for the transmission of messages among users in the field of general interest.
Type of Security Offered	Common Stock
Minimum Investment Amount (per investor)	$199.10

Perks

$200 — If you invest $200, you will receive a Gab investor badge.

$1,000 — If you invest $1,000, you will receive a Gab coffee mug.

$10,000 — If you invest $10,000, you will receive a video chat with the team over Skype.

$50,000 — If you invest $50,000 or more, you get a discounted price per share of $1.00 / share and to meet with the team next time you are in town.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Gab AI Inc is a social networking platform. Gab offers telecommunications and social networking services, namely, providing live-streaming of video, online chat rooms, and electronic bulletin boards for the transmission of messages among users in the field of general interest. Gab has 191,000+ users from around the world, but our top five markets include the United States, Germany, The United Kingdom, Canada, and Australia.

Gab empowers creators, supports free speech and defends the free flow of information online. Gab stands for bringing folks together of all races, religions, and creeds who share in the common ideals of Western values, individual liberty and the free exchange and flow of information. At Gab, it is our mission to provide people with the tools they need to create and shape their own experience.

During 2016, the Company was funded entirely by donations, which the Company has recognized as other income in the accompanying statement of operations.

During 2017, the Company implemented its online, premium-user subscription program; GabPro. Subscription fees are collected primarily from credit cards at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. Subscription revenues are not allocated to any free-trial periods the Company may offer. Amounts received from subscribers for which the performance obligations have not been fulfilled will be recorded in deferred revenues. To date Gab has over 1,950 customers subscribed to GabPro.

Competition

Gab's competition includes various social networking platforms such as Facebook, Twitter, Snapchat, and other established communication platforms. We also face competition from alternative and new social networking platforms such as Vidme and Minds.

Liabilities and Litigation

We are currently not involved in any legal proceedings.

The team

Officers and directors

Andrew Torba	Co-Founder, CEO, CFO, Secretary and Director
Ekrem Büyükkaya	Co-Founder and CTO

Andrew Torba
Andrew has served as our Chief Executive Officer, Chief Financial Officer, Secretary and sole director, since our inception in September 2016. He leads our product and

company vision, marketing, operations, and monetization. Prior to founding Gab, Andrew co-founded AutomateAds.com (Kuhcoon Inc,), a social media advertising technology startup, serving as the CEO between October 2011 and August 2016 and led the company through Y Combinator in 2015 as well as seed stage financing.

Ekrem Büyükkaya

Ekrem has served as our Chief Technology Officer since our inception in September 2016, and has lead all engineering development and product management. From June 2015 and August 2016, Ekrem was a full stack engineer at AutomateAds.com (Kuhcoon Inc.), and from June 2014 through January 2015, he served as the lead developer at Adsuit.com, an advertising technology company. Ekrem has also worked as an independent contractor and is seasoned in PHP, JavaScript, HTML5, and many other programming languages.

Related party transactions

Andrew Torba, our CEO, Secretary, Treasurer, Director and majority shareholder, loaned the Company $5,000. The loan accrues no interest and is payable on or before December 1, 2017.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently have applied for a trademark on our brand logo and have purchased the trademark rights to the word "Gab." We also plan to explore opportunities to patent parts of our core technology, but have no patents or applications currently pending or anticipated at this time. In addition, companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our platform, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating our platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and or establish and maintain alternative branding for our platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which lawsuits could be expensive, time consuming and distract management's attention from our core operations.
- **There are several potential competitors who are better positioned than we are to**

take the majority of the market We will compete with larger, established social networks who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. In a rapidly fragmenting social networking ecosystem other social networking start ups could be created and inhibit our ability to grow in the future. There can be no assurance that competitors will not render our technology or products obsolete or that the social network developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This is a brand-new company.** If you are investing in this company, it's because you think Gab is a good idea, that we will be able to secure the intellectual property rights to the brand, that we will be able to successfully market and continue to grow our social media offering, and that we can price it right and sell it to enough people so that the company will succeed.

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to maintain operations.** We estimate that we will require at least $1 million to grow our user base and improve our technology to become a sustainable and profitable business. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **Our financial review includes a going concern note** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Any valuation at this stage is pure speculation** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that there is sufficient demand for product, people think its a better option than the competition and Gab has priced the services at a level that allows the company to make a profit and still attract business.

- **Product Improvements** In order to compete, the Company will need to rapidly make updates to our product offerings as the market demands. These product improvements and transitions have no guarantees of success.

- **Government Regulation, Legislation, and Censorship** The Company is subject to local and international laws and regulations. Changes in current or future regulation or legislation could significantly increase the cost of operation, or even preclude it. An increase in government censorship of the internet could have an impact on our business.

- **Third-Party Providers** The Company relies on third-party service providers to operate. We rely on Microsoft's Azure hosting platform as well as Paypal, Stripe, and other services for payment processing. Any interruption or downtime in these third-party services could have a negative impact on our ability to deliver the Gab service to our users and customers. Unless we become completely independent of third-party services, we remain subject to the risk that third-party providers will be unable to meet our needs.
- **Breaches of Company Systems** Any breach of Company systems, databases, or other information may have a significant legal and monetary impact on our business and reputation.
- **Risks Of Borrowing** We may need to seek credit facilities or loans. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could have a material adverse effect on our business, results of operations or financial condition.
- **App Store Rejections** We have been able to get our Android app approved for the Google Play Store. We have been unable to get our mobile application approved by Apple for their App Store. If this trend continues or if our Android application is removed from the Google Play Store it could have a negative impact on our ability to grow the business and user base.
- **Limited Transferability And Liquidity** Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.
- **Control By Management** The Company's CEO and sole director, holds a majority of our outstanding common stock. Investors will not be able to control the management of the Company.
- **We depend on certain key personnel.** Our future success depends on the efforts of key personnel and consultants, especially our founders, Andrew Troba and Ekrem Buyukkaya. The loss of services of any key personnel may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel we require to sucessfully grow our business.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Andrew Robert Torba, 66.67% ownership, Common Stock
- Ekrem Büyükkaya, 27.78% ownership, Common Stock

Classes of securities

- Common Stock: 9,000,000

Voting Rights *(of this security)*

The stockholders of record on the books of the Corporation at the close of business on the record date as determined by the Board of Directors and only such stockholders shall be entitled to vote at any meeting of stockholders or any adjournment there of, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the Delaware General Corporation Law (the "DGCL"). Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Dividend Rights

Subject to any preferences that may be granted to any then outstanding preferred stock, and subject to any restrictions contained in the Delware General Corporations Law or our Certificate of Incorporation, our Board of Directors may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purposes as the Board of Directors shall think conducive to the interest of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

Liquidation Rights.

 In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments.

Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the California Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a Minority Holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company

repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share. As an early-stage company we are unlikely to have sufficient assets and cash flow to be able to offer dividends for the foreseeable future.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares issued upon the conversion of your note can decrease by actions taken by the Company. Dilution can make drastic reductions in the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial

review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Gab AI, Inc., was incorporated on September 9, 2016 ("Inception") in the state of Delaware. Our headquarters are located in Austin, Texas. We offer a social network that empowers creators, supports free speech and defends the free flow of information online. Gab stands for bringing folks together of all races, religions, and creeds who share in the common ideals of Western values, individual liberty and the free exchange and flow of information. At Gab, it is our mission to provide people with the tools they need to create and shape their own experience.

During 2016, the Company was funded by donations, which the Company has recognized as other income in our statement of operations.

During 2017, we implemented our online, premium-user subscription program. Subscription fees are collected primarily from credit cards at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. Subscription revenues are not allocated to any free-trial periods the Company may offer. Amounts received from subscribers for which the performance obligations have not been fulfilled will be recorded in deferred revenues.

We recorded a tax provision of $1,554 based net income recognized during 2016. There are no significant deferred tax assets, liabilities, or temporary or permanent differences as of December 31,2016. In addition, the Company does not have any net operating loss carry forwards as of 2016 year end.

In 2017, we began offering a premium subscription, Gab Pro, for $5.99 per month or $59.99 per year. This is will be the Company's primary source of revenue going forward.

Financial Milestones

Since Inception, we have relied on donations made by our users and advances from one of our founders for working capital. We will incur significant additional costs for the development and maintenance of our networking platform. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from additional non-binding donations, a premium subscription model to access additional content and features on our platform, our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our

business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Liquidity and Capital Resources

We are currently cash-flow positive, but require an infusion of new capital to continue business operations. Even if we are successful in this offering, we will likely continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. If we reach our minimum target of $9,999 in this offering, we can continue to operate for six months with the current team. If we manage to raise our overallotment amount of $1,070,000, we believe such amount will last us 18-20 months. To continue growing and operating our business, we will need additional capital in the future. We can access this capital in a variety of ways including through sales of our Pro subscription and other revenue sources, via a bank loan or line of credit, capital contributions from our shareholders, or other capital raising plans.

Indebtedness

Andrew Torba, our CEO, Secretary, Treasurer, Director and majority shareholder, loaned the Company $5,000. The loan accrues no interest and is payable on or before December 1, 2017.

Recent offerings of securities

None

Valuation

$9,900,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999	$1,069,999.70
Less: Offering Expenses		

StartEngine Fees (6% total fee)	$600	$64,200
Professional Fees	$9,000	$9,000
Net Proceeds	$399	$996,799.70
Use of Net Proceeds:		
R& D & Production	$0	$50,000
Marketing	$0	$50,000
Working Capital	$399	$896,799.70
Total Use of Net Proceeds	$399	$996,799.70

We are seeking to raise a minimum of $9,999 (target amount) and up to $1,069,999.70 (overallotment amount) in this offering through Regulation Crowdfunding.

If we raise our target amount of $9,999:
-Cover working capital costs and invest in marketing for the crowdfunding campaign.

If we raise $250,000:
-Above projects
-Expand our engineering team to help with product development on mobile and web projects such as: video uploading and an improved chat messaging system, tipping and subscription monetization for creators.

If we raise $500,000:
-Above projects
-Hire additional engineers to help expand product development to focus on mobile and web projects such as: backend performance improvements and standalone mobile apps for chat and streaming.
-Invest in marketing for user and content creator acquisition

If we raise $750,000:
-Above projects

-Hire additional engineers to help expand product development to focus on mobile and web projects such as: further monetization projects for creators and in-house solutions to third-party services and providers.

If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 18-20 months and plan to use the net proceeds of approximately $1,000,000 over the course of that time as follows:
-Above projects
-Further develop GabPro with additional features such as analytics, longer form posts, and other ways to monetize content.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure
The company has not previously failed to comply with Regulation CF.

Annual Reporting
The company will make annual reports available on its company website.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Gab AI Inc

[See attached]

GAB AI, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2016

Together with
Independent Accountants' Review Report



dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Gab AI, Inc.
Index to Financial Statements
(unaudited)


INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
Gab AI, Inc.
Austin, Texas

We have reviewed the accompanying financial statements of Gab AI, Inc. (the "Company"), a Delaware Corporation, which comprise the balance sheet as of December 31, 2016, and the related statements of operations, stockholders' equity and cash flows for the period from September 9, 2016 ("Inception") to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Obbilckeun

Newport Beach, California
June 19, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756   **P:** 949.200.3280   **F:** 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

		December 31, 2016
Assets		
Cash	$	16,187
Total assets	$	16,187
Liabilities and Stockholders' Equity		
Related party advances		5,000
Total liabilities		5,000
Commitments and contingencies (Note 3)		-
Stockholders' Equity		
Common stock		900
Subscription receivable		(800)
Retained earnings		11,087
Total stockholders' equity		11,187
Total liabilities and stockholders' equity	$	16,187

GAB AI, INC.
STATEMENT OF OPERATIONS
(unaudited)

	Period from September 9, 2016 (Inception) to December 31, '2016
Revenues	$ -
General and administrative	27,483
Sales and marketing	57
Research and development	18,611
Total operating expenses	46,151
Operating loss	(46,151)
Other (income):	
Donation income	(58,792)
Total other (income)	(58,792)
Income before provision for income taxes	12,641
Provision for income taxes	1,554
Net income	$ 11,087

GAB AI, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
(unaudited)

| | Common Stock | | Subscription | Retained Earnings | Total Stockholders' Equity |
	Shares	Amount	Receivable		
September 9, 2016 (Inception)	-	$ -	$ -	$ -	$ -
Founder Shares	9,000,000	900	(800)	-	100
Net income	-	-	-	11,087	11,087
December 31, 2016	9,000,000	$ 900	$ (800)	$ 11,087	$ 11,187

GAB AI, INC.
STATEMENT OF CASH FLOWS
(unaudited)

	Period from September 9, 2016 (Inception) to December 31, '2016
Cash Flows from Operating Activites	
Net income	$ 11,087
Net cash provided by operating activities	11,087
Cash Flows from Financing Activities	
Related party advances	5,000
Proceeds from founders' shares	100
Net cash provided by financing activities	5,100
Increase in cash and cash equivalents	16,187
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 16,187
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ 1,554

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – ORGANIZATION AND BUSINESS

Gab AI, Inc. (which may be referred to as the "Company," "Gab," "we," "us," or "our") was incorporated on September 9, 2016 ("Inception") in the state of Delaware. The Company's headquarters are located in Austin, Texas. The financial statements of Gab AI, Inc. are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Gab is a social network that empowers creators, supports free speech and defends the free flow of information online. Gab stands for bringing folks together of all races, religions, and creeds who share in the common ideals of Western values, individual liberty and the free exchange and flow of information. At Gab, it is our mission to provide people with the tools they need to create and shape their own experience.

Going Concern and Management Plans
Since Inception, we have relied on donations made by our users and advances from one of our founders for working capital. We will incur significant additional costs for the development and maintenance of our networking platform. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from additional non-binding donations, a premium subscription model to access additional content and features on our platform, our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Stock-based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

To date, the Company has not issued any share-based payments to its employees or non-employees.

Revenue Recognition
The Company will recognize revenue from its premium-user subscription model when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

During 2016, the Company was funded entirely by donations, which the Company has recognized as other income in the accompanying statement of operations.

During 2017, the Company implemented its online, premium-user subscription program. Subscription fees are collected primarily from credit cards at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. Subscription revenues are not allocated to any free-trial periods the Company may offer. Amounts received from subscribers for which the performance obligations have not been fulfilled will be recorded in deferred revenues.

Income Taxes
The Company is taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
The Company has authorized 12,000,000 shares of common stock with $0.0001 par value. During 2016, the Company approved the issuance of 9,000,000 shares of common stock to founders for $900 in consideration, subject to a restricted stock purchase agreement each entered into which were memorialized in 2017. The restricted shares of the founders vest 25% in one year after the commencement date stated in their agreements and $1/48^{th}$ monthly thereafter. Accordingly, at December 31, 2016, no shares are vested.

Stock Incentive Plan
On December 22, 2016, our Board of Directors adopted the Gab AI Inc. 2016 Stock Option/Stock Issuance Plan (the "2016 Plan"). The 2016 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock. Up to 1,000,000 shares of our common stock may be issued pursuant to awards granted under the 2016 Plan. The 2016 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. To date, no options or shares have been issued under the 2016 Plan.

NOTE 5 – INCOME TAXES

The Company recorded a tax provision of $1,554 based net income recognized during the year. There are no significant deferred tax assets, liabilities, or temporary or permeant differences as of December 31, 2016. In addition, the Company does not have any net operating loss carryforwards as of 2016 year end.

The United States Federal and applicable state returns from 2016 forward are still subject to tax examination by the United States Internal Revenue Service; however, we do not currently have any ongoing tax examinations.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company's CEO incurred approximately $5,000 of expenses on behalf of the Company.

NOTE 8 – SUBSEQUENT EVENTS

In 2017, the Company began offering a premium subscription, Gab Pro, for $5.99 per month or $59.99 per year. This is will be the Company's primary source of revenue going forward.

The Company has evaluated subsequent events that occurred after December 31, 2016 through June 19, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

Hello, my name is Andrew Torba and I'm the CEO and Co-Founder of Gab.

Gab is a social network for creators. Our mission is to put people, free speech, and the free flow of information first above all else. We believe that people are intelligent enough to make their own rational decisions about what is "fake news" and what isn't. We believe that in the free market of ideas and that the best ideas will always win when given the chance to be heard and seen. We believe in the power of individual liberty and choice.

Gab's goal is to empower creators, not advertisers or special interests. We want to connect content creators directly with their audiences and allow their audience to reward them with tips and subscriptions for exclusive content. With the rise of ad blocking, privacy awareness, and the demonization of content creators on other platforms like Youtube; we believe that Gab is needed now more than ever.

As part of our mission of putting people first, we couldn't think of a better way to involve our community than to open up our first funding round to everyone. You don't need to be a multi-millionaire venture capitalist investor to get involved. We're not building for venture capitalists. We're building for The People.

If you believe in free speech, individual liberty, and the free flow of information please join us and help protect these sacred freedoms. Thank you for your support, and remember to seek truth and speak freely.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.